Exhibit 99.1
Contact:	Kenneth R. Meyers, Executive Vice President - Finance
U.S. Cellular (773) 399-8903 kmeyers@uscellular.com

Mark A. Steinkrauss, Vice President, Corporate Relations
Telephone and Data Systems, Inc. (TDS) (312) 592-5384 mark.steinkrauss@teldta.com

U.S. CELLULAR AGREES TO PURCHASE CHICAGO MTA FROM PRIMECO WIRELESS; STRENGTHENS MIDWEST FOOTPRINT
FOR RELEASE: IMMEDIATE

May 10, 2002, Chicago, Illinois – United States Cellular Corporation [AMEX:USM] announced that it has entered into a definitive agreement with PrimeCo Wireless Communications LLC (“PrimeCo”) to acquire the operating entity that owns the assets and certain liabilities of PrimeCo’s wireless market in the Chicago Major Trading Area (“MTA”) (excluding Kenosha County, Wis.). This includes its 20 megahertz PCS license covering a population of 13.1 million in four states. The company currently serves approximately 350,000 customers primarily in the Chicagoland area.

For a map showing the Chicago MTA properties and U.S. Cellular's existing majority-owned or managed markets, please click on http://www.teldta.com/whatsnew/feature.html.

The purchase price for the transaction is approximately $610 million in cash. U.S. Cellular intends to finance the purchase from various sources to include bank and bond financing. In connection with this transaction, U.S. Cellular will be filing a Form S-3 with the Securities and Exchange Commission for $500 million relating to debt securities.

LeRoy T. Carlson, Jr., President and Chief Executive Officer of TDS and Chairman of the Board of U.S. Cellular, said: “Our strategy at U.S. Cellular calls for strengthening our competitive position in our key markets. This transaction significantly strengthens our Midwest market which is the company’s largest operation. The Chicago area is the commercial hub of the Midwest with exceptionally positive demographics. It is also the fourth largest MTA in the country with a population of 13.1 million. I have the greatest confidence in Jack Rooney and his management team as they embark on this most exciting opportunity.”

John E. Rooney, President and Chief Executive Officer of U.S. Cellular, said: “A number of our senior executives, including myself, have extensive operating experience in the Chicago wireless market. Jay Ellison, our Executive Vice President, Operations, managed the market at one point in his career. We have a track record of success here and we believe that we can make the U.S. Cellular brand promise, which stands for customer focused service, a big winner in this market. There is an enormous sense of excitement among our associates as we prepare to serve our home market, especially since we will be the only wireless carrier headquartered in Chicago. We also have the advantage of working with PrimeCo’s

490 associates. Their experience and enthusiasm are very valuable as we take on this new challenge and we welcome them to our family. We couldn’t be more pleased or more determined to succeed.”

PrimeCo is a wireless service provider in the Chicago MTA utilizing Code Division Multiple Access (CDMA) technology in a network with over 500 cell sites serving the Chicago market. The Chicago MTA includes the Chicago, Bloomington-Normal, Champaign-Urbana, Decatur, Peoria, Rockford, Springfield, Illinois and South Bend and Fort Wayne, Indiana and Benton Harbor, Michigan market areas.

PrimeCo markets itself under the PrimeCo brand name, and has 34 retail stores and kiosks, approximately 600 authorized agents and 720 prepaid customer replenishment locations. For the year ending December 31, 2001, PrimeCo recorded revenues of approximately $230 million.

The transaction is subject to certain conditions, including governmental and regulatory approvals, and completion of financing, and is expected to close in the third quarter of 2002.

All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: changes in circumstances or events that may affect the ability of the Company to acquire or, if it acquires, to integrate the operations of the Chicago MTA; changes in the overall economy; changes in competition in the markets in which USM operates; advances in telecommunications technology; changes in the telecommunications regulatory environment; changes in the value of investments; changes in the capital markets that could restrict the availability of financing; pending and future litigation; acquisitions/divestitures of properties and/or licenses; changes in customer growth rates, penetration rates, churn rates, roaming rates and the mix of products and services offered in USM’s markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by USM with the SEC.

USM will hold a teleconference on Friday, May 10, 2002 at 9:30 am Chicago time. Interested parties may listen to the call live over the Internet at http://www.videonewswire.com/event.asp?id=5113 or connect by telephone at 888/245-6674 with conference chair Mark Steinkrauss. The conference call will also be archived on the conference call section of the TDS website at www.teldta.com.

U.S. Cellular Corporation, the nation’s eighth largest wireless service carrier, provides wireless service to more than 3.5 million customers in 148 markets throughout 25 states. The Chicago-based company operates on a customer satisfaction strategy, meeting customers’ needs by providing a comprehensive range of wireless products and services, excellent customer support and a high quality network. U.S. Cellular is listed and traded as USM on the American Stock Exchange. For more information about U.S. Cellular, visit the company’s Web site at www.uscellular.com.